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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Redback Networks Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
757209507
(CUSIP Number)
February 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: Quattro Global Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,045,843

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		9,045,843

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,045,843

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

**SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G is being filed on behalf of Quattro Global Capital, LLC, a Delaware limited liability company (“Quattro”), relating to shares of $0.0001 par value common stock (the “Common Stock”) of Redback Networks Inc., a Delaware corporation (the “Issuer”).
     This Schedule 13G relates to shares of Common Stock, of the Issuer held by Alta Partners Holding, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. (together, the “Alta Partners Funds”). Creedon Keller & Partners, Inc. (“Creedon Keller”), as investment manager to the Alta Partners Funds, previously reported beneficial ownership of the shares of Common Stock of the issuer on a Schedule 13D filed January 15, 2004, as amended on June 30, 2005, as further amended on July 5, 2005. On February 14, 2006, each of the Alta Partners Funds entered into separate investment management agreements (together, the “Investment Management Agreements”) with Quattro to administer the liquidation of the Alta Partners Funds’ assets. The Investment Management Agreements terminated the Alta Partners Funds’ relationship with Creedon Keller and appointed Quattro as investment advisor. As the current investment advisor to the Alta Partners Funds, Quattro may direct the vote and disposition of the 9,045,843 shares of Common Stock held by the Alta Partners Funds.

Item 1(a)	Name of Issuer.

Redback Networks Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

300 Holger Way
San Jose, CA 95134

Item 2(a)	Name of Person Filing.

Quattro Global Capital, LLC (“Quattro”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

546 5th Avenue
19th Floor
New York, NY 10036

Item 2(c)	Citizenship or Place of Organization.

Quattro is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities.

Common stock $0.0001 par value (the “Common Stock”).

`

Item 2(e)	CUSIP Number.

757209507

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Quattro is the beneficial owner of 9,045,843 shares of Common Stock.

(b)	Quattro is the beneficial owner of 16.4% of the outstanding shares of Common Stock. This percentage is determined by dividing 9,045,843 by 55,076,157, the number of shares of Common Stock issued and outstanding as of October 31, 2005, as reported in the Issuer’s quarterly report on Form 10-Q filed November 9, 2005.

(c)	Quattro may direct the vote and disposition of the 9,045,843 shares of Common Stock held by the Alta Partners Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2006

QUATTRO GLOBAL CAPITAL, LLC

	By:	/s/ Andrew Kaplan

	Name: Title:	Andrew Kaplan Manager